Exhibit 99.1

Attention: Financial Editors	Stock Symbol: (PGF) - TSX
(PGH) - NYSE

PENGROWTH ENERGY TO HOST INVESTOR DAY ON
THURSDAY, JANUARY 16th, 2014

(Calgary, January 6, 2014) - Pengrowth Energy Corporation will hold its 2014 Investor Day in Calgary on Thursday, January 16th, 2014 beginning at 9 A.M. Mountain Time (MT) and continuing for about two hours at it’s Calgary offices.  The company will provide an update on operations, recent developments, strategic outlook and the 2014 capital budget.

To register for attendance at the event, participants can contact Pengrowth’s investor relations team at investorrelations@pengrowth.com or calling toll free 1-855-336-8814.

A live, listen-only webcast of the event will be available for those unable to attend in person. To participate in the webcast, participants may register by visiting
http://www.gowebcasting.com/5145.

We recommend that users access the webcast approximately 10 minutes before the scheduled start time.

An archive of the webcast and accompanying presentation will be available following the conclusion of the live event on Pengrowth’s website at www.pengrowth.com.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

Fred Kerr
Vice President, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations at investorrelations@pengrowth.com